UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

WORLD POINT TERMINALS, LP

(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

98159G107

(CUSIP Number)

Jonathan Q. Affleck

8235 Forsyth Boulevard, Suite 400

St. Louis, Missouri 63105

(314) 889-9660

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 10, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 98159G107
1.	Name of Reporting Person: World Point Terminals, Inc.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 32,103,352 (1) 8. Shared Voting Power: 0 9. Sole Dispositive Power: 32,103,352 (1) 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,103,352 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 92.1% (2)
14.	Type of Reporting Person: CO

(1)	Includes 15,617,845 Common Units of the Issuer held directly by World Point Terminals, Inc. (“World Point”) and 16,485,507 Common Units of the Issuer held directly by CPT 2010, LLC (“CPT 2010”), of which World Point is the sole member.
(2)	Based upon 34,861,014 Common Units of the Issuer reported to be outstanding as of May 31, 2017, as reported in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Issuer on June 2, 2017.

CUSIP No.: 98159G107
1.	Name of Reporting Person: CPT 2010, LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Missouri

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 16,485,507 (1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 16,485,507 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,485,507 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 47.3% (2)
14.	Type of Reporting Person: OO (limited liability company)

(1)	Includes 16,485,507 Common Units of the Issuer held directly by CPT 2010.
(2)	Based upon 34,861,014 Common Units of the Issuer reported to be outstanding as of May 31, 2017, as reported in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Issuer on June 2, 2017.

CUSIP No.: 98159G107
1.	Name of Reporting Person: The Novelly Dynasty Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Missouri

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 250,000(1) 8. Shared Voting Power: 32,103,352 (2) 9. Sole Dispositive Power: 250,000 (1) 10. Shared Dispositive Power: 32,103,352 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,353,352 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 92.8% (3)
14.	Type of Reporting Person: OO (trust)

(1)	Represents Restricted Common Units originally granted to Paul A. Novelly under the Issuer’s Long Term Incentive Plan (the “LTIP”), which were subsequently sold to The Novelly Dynasty Trust. All of the Restricted Common Units vested on April 23, 2017.
(2)	Includes 15,617,845 Common Units held directly by World Point and 16,485,507 Common Units held directly by CPT 2010, of which World Point is the sole member. The Novelly Dynasty Trust and Novelly Family Trust (together, the “Novelly Trusts”) collectively own a controlling interest in World Point and, as such, may be deemed to indirectly beneficially own the securities held by World Point and CPT 2010. P.A. Novelly II, Steven G. Twele and Karon M. Burns serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby but may exercise such control only with a majority of the trustees. Each of Messrs. P.A. Novelly II and Twele and Mrs. Burns disclaims beneficial ownership except to the extent of their pecuniary interest, if any, in the securities held by World Point and CPT 2010.
(3)	Based upon 34,861,014 Common Units of the Issuer reported to be outstanding as of May 31, 2017, as reported in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Issuer on June 2, 2017.

CUSIP No.: 98159G107
1.	Name of Reporting Person: The Novelly Family Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Missouri

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 32,103,352 (1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 32,103,352 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,103,352 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 92.1% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Includes 15,617,845 Common Units held directly by World Point and 16,485,507 Common Units held directly by CPT 2010, of which World Point is the sole member. The Novelly Trusts collectively own a controlling interest in World Point and, as such, may be deemed to indirectly beneficially own the securities held by World Point and CPT 2010. P.A. Novelly II, Steven G. Twele and Karon M. Burns serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby but may exercise such control only with a majority of the trustees. Each of Messrs. P.A. Novelly II and Twele and Mrs. Burns disclaims beneficial ownership except to the extent of their pecuniary interest, if any, in the securities held by World Point and CPT 2010.
(2)	Based upon 34,861,014 Common Units of the Issuer reported to be outstanding as of May 31, 2017, as reported in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Issuer on June 2, 2017.

CUSIP No.: 98159G107
1.	Name of Reporting Person: Apex Oil Company, Inc.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Missouri

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 1,550,000 (1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 1,550,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,550,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 4.4% (2)
14.	Type of Reporting Person: OO (limited liability company)

(1)	Includes 1,550,000 Common Units of the Issuer held directly by Apex Oil Company, Inc. (“Apex”), of which Apex Holding Co. (“Apex Holding”) is the sole shareholder. Paul A. Novelly is the sole director of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the Common Units held indirectly by Apex Holding except to the extent of his pecuniary interest therein.
(2)	Based upon 34,861,014 Common Units of the Issuer reported to be outstanding as of May 31, 2017, as reported in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Issuer on June 2, 2017.

CUSIP No.: 98159G107
1.	Name of Reporting Person: Apex Holding Co.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Missouri

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 1,550,000 (1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 1,550,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,550,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 4.4% (2)
14.	Type of Reporting Person: CO

(1)	Includes 1,550,000 Common Units of the Issuer held directly by Apex, of which Apex Holding is the sole shareholder. Paul A. Novelly is the sole director of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the Common Units held indirectly by Apex Holding except to the extent of his pecuniary interest therein.
(2)	Based upon 34,861,014 Common Units of the Issuer reported to be outstanding as of May 31, 2017, as reported in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Issuer on June 2, 2017.

CUSIP No.: 98159G107
1.	Name of Reporting Person: Paul A. Novelly
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 957,662 (1) 8. Shared Voting Power: 1,550,000 (2) 9. Sole Dispositive Power: 957,662 (1) 10. Shared Dispositive Power: 1,550,000 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,507,662 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.2% (3)
14.	Type of Reporting Person: IN

(1)	Represents 957,662 Common Units of the Issuer indirectly owned by Paul A. Novelly through St. Albans Global Management, Limited Partnership, LLLP, a Delaware limited liability limited partnership (“Global”), of which Mr. Novelly is the chairman.
(2)	Includes 1,550,000 Common Units of the Issuer held directly by Apex, of which Apex Holding is the sole shareholder. Mr. Novelly is the sole director of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the Common Units held indirectly by Apex Holding except to the extent of his pecuniary interest therein.
(3)	Based upon 34,861,014 Common Units of the Issuer reported to be outstanding as of May 31, 2017, as reported in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Issuer on June 2, 2017.

Item 1.	Security and Issuer

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on March 26, 2015 (the “Schedule 13D”), as amended by those certain amendments Amendment No. 1 on Schedule 13D/A filed on July 1, 2016, Amendment No. 2 on Schedule 13D/A filed on April 4, 2017, Amendment No. 3 on Schedule 13D/A filed May 19, 2017, Amendment No. 4 on Schedule 13D/A filed on June 5, 2017 and Amendment No. 5 on Schedule 13D/A filed on July 3, 2017 (together with the Schedule 13D, the “Prior Filings”), and relates to common units representing limited partner interests (the “Common Units”) of World Point Terminals, LP, a Delaware limited partnership (the “Issuer”). The Issuer’s principal executive office is located at 8235 Forsyth Blvd., Suite 400, St. Louis, Missouri 63105.

The Prior Filings continue in effect, except as expressly modified hereby. Capitalized terms used in this Amendment No. 6 and not defined herein shall have the meanings ascribed to them in the Prior Filings.

Item 2.	Identity and Background

(a)	This Amendment No. 6 is filed by World Point Terminals, Inc., a Delaware corporation, the Novelly Dynasty Trust, a Missouri trust, the Novelly Family Trust, a Missouri trust, Apex Oil Company, Inc., a Missouri corporation, Apex Holding Co., a Missouri corporation, and Paul A. Novelly. World Point is the sole member of CPT 2010, and the Novelly Trusts collectively own a controlling interest in World Point. Apex Holding is the sole stockholder of Apex, and Mr. Novelly is the sole director of Apex Holding. Each of the foregoing is referred to collectively as the “Reporting Persons.” P.A. Novelly II, Steven G. Twele and Karon M. Burns serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby but may exercise such control only with a majority of the trustees and thus are not deemed to beneficially own any of the securities. No shareholder of Apex Holding has a majority interest in Apex Holding, and therefore, no individual shareholder of Apex Holding is deemed to hold any beneficial ownership in the Common Units indirectly beneficially owned by Apex Holding.

(b)	The business address of each of the Reporting Persons is 8235 Forsyth Blvd., Suite 400, St. Louis, Missouri 63105.

(c)	The principal business of the Reporting Persons is the supply, storage, distribution and marketing of refined petroleum products and the investment in entities involved in such activities. Mr. Novelly’s principal occupation is Chairman of St. Albans Global Management, Limited Partnership, LLLP.

(d)-(e)	During the past five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Novelly is a citizen of the United States.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I hereto and is incorporated by reference herein. Except as otherwise noted on Schedule I, none of the Listed Persons have any beneficial interest in any Common Units. To the Reporting Persons’ knowledge, none of the persons listed on Schedule I as a director or executive officer of the Reporting Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

Approximately $159.1 million in cash was required to acquire all of the outstanding Common Units not already owned by World Point or its affiliates pursuant to the transaction described in Item 4 below. World Point financed the transaction from existing cash and proceeds from the sale of marketable securities on hand and committed borrowings of World Point and its affiliates. World Point has deposited with Computershare Trust Company, N.A., as the Paying Agent for the Buyout (as defined in Item 4 below), an amount in cash necessary to pay for all of the Common Units to be purchased by World Point pursuant to the Buyout.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented as follows:

As previously disclosed, in accordance with the Transaction Agreement, dated as of June 1, 2017 (together with any amendments or supplements thereto, the “Transaction Agreement”), by and among World Point, WPT GP, LLC and the Issuer, on June 30, 2017, World Point exercised its right to purchase all of the outstanding Common Units held by persons other than World Point or its affiliates (the “Buyout”) pursuant to Section 15.1(a) of the First Amended and Restated Agreement of Limited Partnership of the Issuer, as amended, at a price per Common Unit equal to $17.30, net to the holder in cash, without interest thereon. The purchase of Units by World Point pursuant to the Buyout became effective as of July 10, 2017.

Following the completion of the Buyout, World Point and its affiliates collectively beneficially own 100% of the outstanding Common Units. As a result, there is no longer a public market for the Common Units. Therefore, the trading of the Common Units on the New York Stock Exchange (the “NYSE”) has been suspended, effective July 10, 2017, and the Issuer has requested that the NYSE file with the SEC a Form 25, Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act, to delist the Common Units from the NYSE and to deregister them under Section 12(b) of the Exchange Act. The Issuer intends to file with the SEC a certification on Form 15 under the Exchange Act requesting the deregistration of the Common Units under Section 12(g) of the Exchange Act and the suspension of the Issuer’s reporting obligations under Sections 13 and 15(d) of the Exchange Act, as promptly as practicable.

Other than as described in this Item 4 above, the Reporting Persons do not currently have any plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b)	The beneficial ownership percentage of the Reporting Persons is calculated based upon 34,861,014 Common Units of the Issuer reported to be outstanding as of May 31, 2017, as reported in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Issuer on June 2, 2017.

1.	World Point Terminals, Inc.

a. Amount beneficially owned: 32,103,352 Common Units

b. Percent of class: 92.1%

c. Number of Common Units as to which the person has:

i. Sole power to vote or to direct the vote: 32,103,352

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 32,103,352

iv. Shared power to dispose or to direct the disposition of: 0

2.	CPT 2010, LLC

a. Amount beneficially owned: 16,485,507 Common Units

b. Percent of class: 47.3%

c. Number of Common Units as to which the person has: 16,485,507

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 16,485,507

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 16,485,507

3.	The Novelly Dynasty Trust

a. Amount beneficially owned: 32,353,352 Common Units

b. Percent of class: 92.8%

c. Number of Common Units as to which the person has:

i. Sole power to vote or to direct the vote: 250,0001

ii. Shared power to vote or to direct the vote: 32,103,352

iii. Sole power to dispose or to direct the disposition of: 250,0001

iv. Shared power to dispose or to direct the disposition of: 32,103,352

4.	The Novelly Family Trust

a. Amount beneficially owned: 32,103,352 Common Units

b. Percent of class: 92.1%

c. Number of Common Units as to which the person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 32,103,352

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 32,103,352

[1]	All of the Restricted Common Units granted to Paul A. Novelly vested on April 23, 2017.

5.	Apex Oil Company, Inc.

a. Amount beneficially owned: 1,550,000 Common Units

b. Percent of class: 4.4%

c. Number of Common Units as to which the person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 1,550,000

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 1,550,000

6.	Apex Holding Co.

a. Amount beneficially owned: 1,550,000 Common Units

b. Percent of class: 4.4%

c. Number of Common Units as to which the person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 1,550,000

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 1,550,000

7.	Paul A. Novelly

a. Amount beneficially owned: 2,507,662 Common Units

b. Percent of class: 7.2%

c. Number of Common Units as to which the person has:

i. Sole power to vote or to direct the vote: 957,662

ii. Shared power to vote or to direct the vote: 1,550,000

iii. Sole power to dispose or to direct the disposition of: 957,662

iv. Shared power to dispose or to direct the disposition of: 1,550,000

Upon conversion of the Subordinated Units into Common Units on November 14, 2016, as described in the Prior Filings, and completion of the Offer, as described in Item 4 above, (i) CPT 2010 is the direct holder of 16,485,507 Common Units, (ii) World Point is the direct holder of 15,617,845 Common Units, (iii) Apex is the direct holder of 1,550,000 Common Units, (iv) the Novelly Dynasty Trust is the direct holder of 250,000 Restricted Common Units (all of which vested on April 23, 2017) and (iv) Global is the direct holder of 957,662 Common Units.

World Point is the sole member of CPT 2010 and therefore indirectly beneficially owns the Common Units held by CPT 2010. The Novelly Dynasty Trust and the Novelly Family Trust collectively own a controlling interest in World Point and therefore may be deemed to indirectly beneficially own the Common Units beneficially owned by World Point. P.A. Novelly II, Steven G. Twele and Karon M. Burns serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby but may exercise such control only with a majority of the trustees and therefore are not deemed to beneficially own any of the Common Units held directly or indirectly by World Point.

Apex Holding is the sole shareholder of Apex and therefore indirectly beneficially owns the Common Units held by Apex. No shareholder of Apex Holding has a majority interest in Apex Holding, and therefore, no individual shareholder of Apex Holding is deemed to hold any beneficial ownership in the Common Units indirectly beneficially owned by Apex Holding. Paul A. Novelly is the sole director and Chief Executive Officer of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the Common Units held indirectly by Apex Holding except to the extent of his pecuniary interest therein.

Mr. Novelly is the Chairman of Global and, as such, may be deemed to indirectly beneficially own the Common Units held by Global, but disclaims beneficial ownership of the Common Units held by Global except to the extent of his pecuniary interest therein.

(c)	On July 10, 2017, World Point purchased 3,066,864 Common Units pursuant to the Buyout, as more fully described in Item 4 above.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Units reported on the cover pages of this Amendment No. 5 and in this Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

The information set forth under Items 3, 4 and 5 above is incorporated by reference in this Item 6 in its entirety.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2017

World Point Terminals, Inc.

/s/ Jonathan Q. Affleck
By:	Jonathan Q. Affleck
Its:	Chief Financial Officer

CPT 2010, LLC

/s/ Jonathan Q. Affleck
By:	Jonathan Q. Affleck
Its:	Chief Financial Officer

The Novelly Dynasty Trust

Signature:	/s/ P.A. Novelly II
Name:	P.A. Novelly II, as Trustee

Signature:	/s/ Steven G. Twele
Name:	Steven G. Twele, as Trustee

Signature:	/s/ Karon M. Burns
Name:	Karon M. Burns, as Trustee

The Novelly Family Trust

Signature:	/s/ P.A. Novelly II
Name:	P.A. Novelly II, as Trustee

Signature:	/s/ Steven G. Twele
Name:	Steven G. Twele, as Trustee

Signature:	/s/ Karon M. Burns
Name:	Karon M. Burns, as Trustee

Apex Oil Company, Inc.

/s/ Paul A. Novelly
By:	Paul A. Novelly
Its:	Chief Executive Officer

Apex Holding Co.

/s/ Paul A. Novelly
By:	Paul A. Novelly
Its:	Chief Executive Officer

Paul A. Novelly

/s/ Paul A. Novelly

Schedule I

Information regarding each director and executive officer of the Reporting Persons is set forth below.

REPORTING PERSON: WORLD POINT TERMINALS, INC.
Name	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship	Amount Beneficially Owned
Paul A. Novelly (1) (2)	Director/Chairman	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Chairman of St. Albans Global Management, Limited Partnership, LLLP	United States	2,507,662
Donald C. Bedell (3) (4)	Director	731 N. Main St., Sikeston, MO 63801	Chairman of the Board – Castle Partners	United States	0
G. Louis Graziadio, III (3) (5)	Director	149 Palos Verdes Blvd., Suite G Redondo Beach, CA 90277	President and Chief Executive Officer – Second Southern Corp.	United States	0
John F. Grundhofer (3) (6)	Director	200 S Sixth Street, Suite 1160 Minneapolis, MN 55402	Private Investor	United States	0
Robert G. Jennings (7)	Director	17 Prospect Heights Canmore, AB T1W252	Private Investor	Canada	0
Edwin A. Levy (3) (8)	Director	19309 Cedar Glen Drive, Boca Raton, FL 33434	Advisor – Levy Harkins & Co, Inc.	United States	0
Frank E. Walsh (3) (9)	Director	330 South Street Morristown, NJ 07962	Manager – Jupiter Capital Management Partners, LLC	United States	0
Jonathan Q. Affleck (10)	Vice President and Chief Financial Officer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Vice President and Chief Financial Officer – WPT GP, LLC	United States	0
Elizabeth A. McGee	Secretary	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Controller of World Point Terminals, LP	United States	0

(1)	Excludes Common Units deemed directly or indirectly held by the Novelly Trusts, World Point, or CPT 2010. The Novelly Trusts are trusts established by Paul A. Novelly, the chairman and chief executive officer of the Issuer’s general partner, WPT GP, for the benefit of his children and family members. Mr. Novelly is neither a trustee nor a beneficiary of the Novelly Trusts, which are irrevocable. The Novelly Trusts collectively own a controlling interest in World Point and as such, may be deemed to indirectly own the securities held by World Point. P.A. Novelly II, Steven G. Twele and Karon M. Burns (collectively, the “Trustees”) serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby, but may exercise such control only with the support of a majority of the trustees of each Novelly Trust and thus are not deemed to beneficially own the securities indirectly owned by the Novelly Trusts.

(2)	Includes (i) 1,550,000 Common Units held directly by Apex, of which Apex Holding is the sole shareholder and (ii) 957,662 Common Units held directly by Global. Mr. Novelly is the sole director of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the Common Units held indirectly by Apex Holding, except to the extent of his pecuniary interest therein. Mr. Novelly is the Chairman of Global and, as such, may be deemed to indirectly beneficially own the Common Units held by Global. Mr. Novelly disclaims beneficial ownership of the Common Units held by Global except to the extent of his pecuniary interest therein.

(3)	Messrs. Bedell, Graziadio, Grundhofer, Levy and Walsh own minority interests in World Point. Each of them disclaims beneficial ownership of securities of the Issuer held by World Point.

(4)	15,600 Common Units previously held by Mr. Bedell have been tendered pursuant to the Offer.

(5)	3,334 Common Units previously held by Mr. Graziadio have been tendered pursuant to the Offer.

(6)	10,000 Common Units previously held by Mr. Grundhofer have been tendered pursuant to the Offer.

(7)	10,000 Common Units previously held by Mr. Jennings have been tendered pursuant to the Offer.

(8)	20,650 Common Units previously held by Mr. Levy (which included 4,781 Common Units previously held by the Edwin Levy Irrevocable Trust (the “E.L. Trust”), as to which Mr. Levy serves as the trustee and disclaims beneficial ownership of the securities held by the E.L. Trust, except to the extent of his pecuniary interest therein, and 4,781 Common Units previously held by the Carolyn Levy Irrevocable Trust (the “C.L. Trust”), as to which Mr. Levy’s spouse serves as the trustee and Mr. Levy disclaims beneficial ownership of the securities held by the C.L. Trust, except to the extent of his pecuniary interest therein) have been tendered pursuant to the Offer.

(9)	24,000 Common Units previously held by Mr. Walsh (which included 14,000 Common Units previously held by the WFT 2005 Trust, as to which Mr. Walsh is not a trustee, but is a beneficiary and disclaims beneficial ownership of the securities held by the WFT 2005 Trust, except and to the extent of his pecuniary interest therein) have been tendered pursuant to the Offer.

(10)	467 Common Units previously held by Mr. Affleck have been tendered pursuant to the Offer.

REPORTING PERSON: THE NOVELLY DYNASTY TRUST
Name	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship	Amount Beneficially Owned
P.A. Novelly II (1)	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	President – SAGM Holdings, LLC	United States	0
Steven G. Twele (2)	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Consultant – Pinnacle Consulting, LLC	United States	0
Karon M. Burns	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Executive Assistant	United States	0

(1)	Mr. Novelly is president of SAGM Holdings, LLC, the general partner of Global, and a trustee and beneficiary of the Novelly Trusts. Mr. Novelly disclaims beneficial ownership of the securities of the Issuer held by World Point, Global, and the Novelly Trusts, except to the extent of his pecuniary interest therein.

(2)	Mr. Twele owns a minority interest in World Point and is a trustee of the Novelly Trusts. Mr. Twele disclaims beneficial ownership of the securities of the Issuer held by World Point and the Novelly Trusts. 3,000 Common Units previously jointly owned by Mr. Twele and his spouse have been tendered pursuant to the Offer.

REPORTING PERSON: THE NOVELLY FAMILY TRUST
Name	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship	Amount Beneficially Owned
P.A. Novelly II (1)	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	President – SAGM Holdings, LLC	United States	0
Steven G. Twele (2)	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Consultant – Pinnacle Consulting, LLC	United States	0
Karon M. Burns	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Executive Assistant	United States	0

(1)	Mr. Novelly is president of SAGM Holdings, LLC, the general partner of Global, and a trustee and beneficiary of the Novelly Trusts. Mr. Novelly disclaims beneficial ownership of the securities of the Issuer held by World Point, Global, and the Novelly Trusts, except and to the extent of his pecuniary interest therein.

(2)	Mr. Twele owns a minority interest in World Point and is a trustee of the Novelly Trusts. Mr. Twele disclaims beneficial ownership of the securities of the Issuer held by World Point and the Novelly Trusts. 3,000 Common Units previously jointly owned by Mr. Twele and his spouse have been tendered pursuant to the Offer.

REPORTING PERSON: APEX OIL COMPANY, INC.
Name	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship	Amount Beneficially Owned
Paul A. Novelly (1) (2)	Director/Chief Executive Officer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Chief Executive Officer – Apex Oil Company, Inc.	United States	2,507,662
Timothy J. Duehren (3)	President	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	President – Apex Oil Company, Inc.	United States	0
Christopher J. Schmitt (4)	Chief Financial Officer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Chief Financial Officer – Apex Holding Co. & Apex Oil Company, Inc.	United States	0
Karon M. Burns	Secretary	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Executive Assistant	United States	0
Christine H. Hughes (5)	Treasurer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Treasurer – Apex Oil Company, Inc.	United States	0
Eddie Evans	Assistant Secretary	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Tax Manager – Apex Oil Company, Inc.	United States	0

(1)	Excludes Common Units deemed directly or indirectly held by the Novelly Trusts, World Point, or CPT 2010. The Novelly Trusts are trusts established by Paul A. Novelly, the chairman and chief executive officer of WPT GP, for the benefit of his children and family members. Mr. Novelly is neither a trustee nor a beneficiary of the Novelly Trusts, which are irrevocable. The Novelly Trusts collectively own a controlling interest in World Point and as such, may be deemed to indirectly own the securities held by World Point. P.A. Novelly II, Steven G. Twele and Karon M. Burns (collectively, the “Trustees”) serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby, but may exercise such control only with the support of a majority of the trustees of each Novelly Trust. The Trustees and Mr. Novelly disclaim beneficial ownership of the securities of the Partnership held by World Point and/or the Novelly Trusts.

(2)	Includes (i) 1,550,000 Common Units held directly by Apex, of which Apex Holding is the sole shareholder and (ii) 957,662 Common Units held directly by Global. Mr. Novelly is the sole director of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the Common Units held indirectly by Apex Holding, except to the extent of his pecuniary interest therein. Mr. Novelly is the Chairman of Global and, as such, may be deemed to indirectly beneficially own the Common Units held by Global. Mr. Novelly disclaims beneficial ownership of the Common Units held by Global except to the extent of his pecuniary interest therein.

(3)	1,674.25 Common Units previously owned by Mr. Duehren have been tendered pursuant to the Offer.

(4)	Mr. Schmitt owns a minority interest in World Point. He disclaims beneficial ownership of securities of the Issuer held by World Point. 4,000 Common Units previously owned by Mr. Schmitt have been tendered pursuant to the Offer.

(5)	1,200 Common Units previously owned by Ms. Hughes have been tendered pursuant to the Offer.

REPORTING PERSON: APEX HOLDING CO.
Name	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship	Amount Beneficially Owned
Paul A. Novelly (1) (2)	Director/President & Chief Executive Officer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Chief Executive Officer – Apex Oil Company, Inc.	United States	2,507,662
Christopher J. Schmitt (3)	Chief Financial Officer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Chief Financial Officer – Apex Holding Co. & Apex Oil Company, Inc.	United States	0
Karon M. Burns	Secretary	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Executive Assistant	United States	0
Christine M. Hughes (4)	Treasurer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Treasurer – Apex Oil Company, Inc	United States	0

(1)	Excludes Common Units deemed directly or indirectly held by the Novelly Trusts, World Point, or CPT 2010. The Novelly Trusts are trusts established by Paul A. Novelly, the chairman and chief executive officer of WPT GP, for the benefit of his children and family members. Mr. Novelly is neither a trustee nor a beneficiary of the Novelly Trusts, which are irrevocable. The Novelly Trusts collectively own a controlling interest in World Point and as such, may be deemed to indirectly own the securities held by World Point. P.A. Novelly II, Steven G. Twele and Karon M. Burns (collectively, the “Trustees”) serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby, but may exercise such control only with the support of a majority of the trustees of each Novelly Trust. The Trustees and Mr. Novelly disclaim beneficial ownership of the securities of the Issuer held by World Point and/or the Novelly Trusts.

(2)	Includes (i) 1,550,000 Common Units held directly by Apex, of which Apex Holding is the sole shareholder and (ii) 957,662 Common Units held directly by Global. Mr. Novelly is the sole director of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the Common Units held indirectly by Apex Holding, except to the extent of his pecuniary interest therein. Mr. Novelly is the Chairman of Global and, as such, may be deemed to indirectly beneficially own the Common Units held by Global. Mr. Novelly disclaims beneficial ownership of the Common Units held by Global except to the extent of his pecuniary interest therein.

(3)	Mr. Schmitt owns a minority interest in World Point. He disclaims beneficial ownership of securities of the Issuer held by World Point. 4,000 Common Units previously owned by Mr. Schmitt have been tendered pursuant to the Offer.

(4)	1,200 Common Units previously owned by Ms. Hughes have been tendered pursuant to the Offer.